CORRESPONDENCE

INVESTMENT COMPANY ACT FILE NUMBER(S):                 811-08492

EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER:      PRINCIPLED EQUITY
                                                       MARKET FUND

ADDRESS OF PRINCIPAL EXECUTIVE OFFICES:                20 WILLIAM STREET
                                                       WELLESLEY, MA 02481


NAME AND ADDRESS OF AGENT FOR SERVICE:                 CHRISTOPHER WILLIAMS
                                                       5072 ANNUNCIATION CIRCLE
                                                       AVE MARIA, FL 34142

REGISTRANT'S TELEPHONE NUMBER:                         (239) 304-1679


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                                                                  Peter K. Blume
                                                        Direct Dial 412 394 7762
                                                     Email: pblume@thorpreed.com



                               September 28, 2010


VIA EDGAR CORRESPONDENCE AND FEDEX


United States Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549
Attention: Ms. Christina DiAngelo

Re:  Principled Equity Market Fund (the Fund")(811-8492/333-78256)

Dear Ms. DiAngelo:

This letter is in response to comments provided to me by the staff on September 15, 2010 regarding the above-referenced Fund.

1. As requested by the staff, the Fund confirms that it has not at any time sold any shares outside of an effective registration statement. The fund's most recent issuance of securities consisted of 1.542 shares valued at $24.64 issued in November 2005 under the Fund's dividend reinvestment plan. Other than this single issuance, the Fund has not sold or otherwise issued any other securities in at least the past five years.

2. With respect to the Fund's filing of Schedule TO in connection with its share repurchase, please be advised that the Fund's repurchases of shares were effected over the Chicago Stock Exchange, approved by the Fund's Board, and otherwise done in accordance with Section 23 (c)(1). It is my understanding that the filing of Schedule TO is not required in connection with such repurchases. If the Fund were to repurchase shares through a tender offer pursuant to Section 23(c)(2), then such a schedule would be filed by the Fund accordingly.

The staff's additional comments regarding the Fund's annual and semi-annual reports will be reflected in the next filings of those reports.

On behalf of the Fund, we acknowledge that : (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
(iii) the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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United States Securities and Exchange Commission September 28, 2010
Page 2



Please contact me at 412-394-7762 if you have any further questions or comments.

                                                 Very truly yours,



                                 Peter K. Blume

PKB/jlm
cc:     David W.C. Putnam
        Christopher Y. Williams
        John Grzeskiewicz, Esquire


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